UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                       EASTCO INDUSTRIAL SAFETY COP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.12 PER SHARE
                      (Title of Class of Securities)

                                276162-20-3
                              (CUSIP Number)


HOLLENBERG LEVIN SOLOMON ROSS & BELSKY, LLP, 585 STEWART AVENUE,
    GARDEN CITY, NEW YORK 11530, ATT: SCOTT ZUCKER, ESQ.(516) 745-6000
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            SEPTEMBER 29, 1995
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D
CUSIP No.  276162-20-3


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     ANTHONY P. TOWELL
     ###-##-####

2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
3.   Sec Use Only

4.   Source of Funds*
     OO

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                          [ ]

6.   Citizenship or Place of Organization
     UNITED KINGDOM

                    Number of Shares Beneficially Owned
                      by Each Reporting Person with:
                   ------------------------------------
                    7.   Sole Voting Power
                         660,000

                    8.   Shared Voting Power
                         16,667

                    9.   Sole Dispositive Power
                         660,000

                    10.  Shared Dispositive Power
                         16,667

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     676,667

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares*[ ]

13.  Percent of Class Represented by Amount in Row (11)
     15.9%

14.  Type of Reporting Person*
     IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13D

                        Amendment Number 5

            Under the Securities Exchange Act of 1934


Item 1.   Security and Issuer.

          Common stock $0.12 par value per share(the "Stock") issued by Eastco Industrial Safety Corp., with principal executive offices located at 130 West 10th Street, Huntington Station, New
York (hereinafter referred to as the "Company").


Item 2.   Identity and Background.

          This statement is filed by Anthony P. Towell. The information required in response to Item 2 regarding his background is as follows:


     (a)  Name:                    Anthony P. Towell

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746
               (c)  Principal Occupation:    Vice President of Finance,
                                             Treasurer, Chief Financial
                                             Officer and a director of the
                                             Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United Kingdom

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Item 3.   Source and Amount of Funds or Other Consideration.

          No funds were paid in connection with the transaction which is the subject of this Schedule.


Item 4.   Purpose of Transaction.

          On January 20, 1995, a non-qualified option to acquire 400,000 shares of Stock was granted by the Company to Mr. Towell exercisable until January 19, 2005 at an exercise price of $1.0625, the closing market price of the Stock on the date of grant. This option was granted in consideration of previous sacrifices including a reduction in salary, cancellation of options and other surrendered benefits by Mr. Towell as well as the turnaround performance achieved by the Company. The turnaround achieved by the Company in its performance can be directly related to the efforts of Mr. Towell. This option can not be exercised during the first five years unless (a) the audited pre-tax profits of the Company for fiscal 1995 are greater than $50,000, then options to acquire 200,000 shares of Stock may be exercised and (b) the audited pre-tax profits of the Company for fiscal 1996 are greater than $250,000, then options to purchase the remaining 200,000 shares of Stock may be exercised. It was determined in September, 1995, that options to exercise 200,000 are now exercisable.

          As of the date of this Schedule, Mr. Towell has no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extra-ordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; a sale or transfer of a material amount of the assets of the Company; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.

Item 5.        Interest in Securities of the Issuer.

               a. Mr. Towell beneficially owns 676,667 shares of the Company's Stock, representing 15.9% of the Company's Stock.

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               b.   Mr. Towell has the sole power to vote, or to
direct the vote of, and to dispose of, or to direct the disposition of, 660,000 shares of the Company's Stock.


                    Mr. Towell shares the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of 660,000 shares of the Company's Stock. He shares the powers with respect to these shares of Stock with his wife, Jacqueline Towell.

               c.   None

               d.   Not applicable

               e.   Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.


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Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 1995




                                   /s/ Anthony P. Towell
                                   ----------------------
                                   ANTHONY P. TOWELL